Digital Turbine, Inc.
1300 Guadalupe Street

Suite #302

Austin, Texas 78701

January 27, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Digital Turbine, Inc.

Registration Statement on Form S-1

File No. 333-214321

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Digital Turbine, Inc. (the “Company”) and each of the undersigned subsidiary guarantors (the “Guarantors”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on Tuesday, January 31, 2017, at 10:00 a.m. (Washington D.C. time), or as soon thereafter as may be practicable.

The Company and each of the Guarantors acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company and the Guarantors may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and the Guarantors confirm that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to Ben D. Orlanski of Manatt, Phelps & Phillips, LLP at 310-312-4126.

Sincerely,

DIGITAL TURBINE, INC.
DIGITAL TURBINE USA, INC.
DIGITAL TURBINE MEDIA, INC.
DIGITAL TURBINE ASIA PACIFIC PTY LTD.
DIGITAL TURBINE (EMEA) LTD.

/s/ William Stone
By: William Stone
Title: Chief Executive Officer